Exhibit 99.1

FANG ANNOUNCES ADS RATIO CHANGE

BEIJING, June 25, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or “we”), a leading real estate Internet portal in China, today announced that the ratio of American depositary shares (“ADSs”) representing its Class A ordinary shares is being amended from five (5) ADSs representing one (1) Class A ordinary share to one (1) ADS representing one (1) Class A ordinary share.

For Fang’s ADS holders, this ratio change will have the same effect as a 1-for-5 reverse ADS split. There will be no change to Fang’s Class A ordinary shares. Furthermore, no physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on New York Stock Exchange is expected to take place at the open of business on July 8, 2019 (U.S. Eastern Time). Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although Fang can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than five times the ADS price before the change.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Mr. Zijin Li

Acting CFO

Phone: +86-10-5631 8805

Email: lizijin.bj@fang.com

Ms. Jessie Yang

Investor Relations Director

Phone: +86-10-5631 8805

Email: jessieyang@fang.com